UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to _______________

                          Commission file number 1-9148
                                                 ------



           THE SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS
                                  SUBSIDIARIES
                            (Full title of the Plan)




                              THE PITTSTON COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                   P.O. BOX 18100
                 1801 BAYBERRY COURT
                 RICHMOND, VIRGINIA             23226-8100
           (Address of issuer's principal       (Zip Code)
                 executive offices)

                           THE SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           THE SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                   Index to Financial Statements and Schedules

                           December 31, 2001 and 2000


                                                             Pages
                                                             -----

Independent Auditors' Report                                   4

Financial Statements
--------------------

Statements of Net Assets Available for Benefits
  December 31, 2001 and 2000                                   5

Statements of Changes in Net Assets Available for Benefits
  Years Ended December 31, 2001 and 2000                       6

Notes to Financial Statements                                  7-12


Schedules
---------

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) -
  December 31, 2001                                            13

Schedule H, Line 4j, -
Schedule of Reportable Transactions
  Year Ending December 31, 2001                                14


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Pension Committee of the Board of Directors
The Pittston Company:

We have audited the accompanying statements of net assets available for benefits of The Savings-Investment Plan of The Pittston Company and its Subsidiaries (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
------------------
Richmond, Virginia

June 21, 2002

THE SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES Statements of Net Assets Available for Benefits


                                                     December 31
(In thousands)                                  2001           2000
-------------------------------------------------------------------
Assets
  Investments at fair value:
   Pittston Common Stock                  $   63,505         52,533
   Mutual funds                               78,519        102,254
   Common trust funds                         19,342              -
   Notes receivable from participants         14,038         12,831
  Investments at contract value               54,726         51,367
-------------------------------------------------------------------
Total investments                            230,130        218,985

Receivables:
  Participant contributions                    1,553          1,485
  Employer contributions                         793            560
  Interest                                        85             74
-------------------------------------------------------------------
Total receivables                              2,431          2,119
-------------------------------------------------------------------
Total assets                              $  232,561        221,104
-------------------------------------------------------------------

Liabilities
Accrued liabilities                       $      292            359
-------------------------------------------------------------------
Total liabilities                                292            359
-------------------------------------------------------------------

Net assets available for benefits         $  232,269        220,745
-------------------------------------------------------------------

See accompanying notes to financial statements.

THE SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES Statements of Changes in Net Assets Available for Benefits


                                            Years Ended December 31
(In thousands)                                  2001           2000
-------------------------------------------------------------------
Income:
  Dividends                               $    4,903         13,173
  Interest                                     1,047            961

Net appreciation (depreciation) in
 fair value of investments:
  Participant-directed                       (11,909)       (17,530)
  Nonparticipant-directed                      5,761         (3,259)
-------------------------------------------------------------------
                                              (6,148)       (20,789)

Contributions:
  Participant                                 19,240         18,290
  Employer                                     9,732          8,993
  Rollover                                     1,507          1,052
-------------------------------------------------------------------
Total additions                               30,281         21,680

Distributions to participants
  or beneficiaries                           (18,757)       (26,184)
-------------------------------------------------------------------
Net increase (decrease)                       11,524         (4,504)

Net assets available for benefits:
  Beginning of year                          220,745        225,249
-------------------------------------------------------------------
  End of year                             $  232,269        220,745
-------------------------------------------------------------------

See accompanying notes to financial statements.

                           THE SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

                           December 31, 2001 and 2000

1.    Plan Information and Summary of Significant Accounting Policies

      Description of Plan
      -------------------
      The Savings-Investment Plan of The Pittston Company and Its Subsidiaries (the "Plan") is a voluntary defined contribution plan sponsored by The Pittston Company and participating subsidiaries (the "Company"). Prior to July 1, 2001, employees of the Company who were not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) were eligible to participate after six months of full time service in which they had at least 1,000 hours of service or at least 1,000 hours of service in any twelve month period. Effective July 1, 2001, eligible employees could participate after thirty days of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      A participant may withdraw the following at any time without being suspended from the Plan:

      (a) All or a portion of Company matching contributions made prior to January 1, 1985;

      (b) All or a portion of after-tax contributions made prior to January 1, 1987; or

      (c)  Any rollover contributions.

      Any withdrawals of vested Company matching contributions made after January 1, 1985 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

      The Plan generally requires that pre-tax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

      (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pre-tax contributions, or

      (b) If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service ("IRS") guidelines) it is possible to withdraw all or a portion of his or her pre-tax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

      The first exception results in a suspension of Company matching contributions for a period of six months. A hardship withdrawal results in a suspension of employee pre-tax contributions for twelve months.

      Vesting Policy
      --------------
      A participant is 100% vested in the market value of his or her pre-tax contributions. Vesting in the Company matching contributions is based on years of service as follows:


           Less than 3 years                         None
           3 but less than 4 years                   50%
           4 but less than 5 years                   75%
           5 or more years                           100%

      If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

      Forfeitures by the participants of the nonvested portion of their account upon withdrawal from the Plan are used to reduce future contributions of the Company to the Plan. Employer contributions receivable are net of forfeitures of $62,000 and $249,000 at December 31, 2001 and 2000, respectively. Also, in 2001 and 2000, employer contributions were reduced by $333,000 and $614,000, respectively, from forfeited nonvested accounts.

      Plan Termination
      ----------------
      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

      Basis of Presentation
      ---------------------
      The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets at fair values. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

      The fair value of Pittston Common Stock, mutual fund investments and common trust fund investments is determined by using quoted market prices. The contract value (contributions made plus interest accrued at the contract rate less withdrawals and fees) of certain investments approximates fair value. Participant notes receivable are valued at cost which approximates fair value. The cost of securities sold is determined principally on the basis of average cost at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis. Benefits are recorded when paid.

      Use of Estimates
      ----------------
      In accordance with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

      Risks and Uncertainties
      -----------------------
      The Plan provides for various investment options which invest in any combination of equities, fixed income securities and investment contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in risk could materially affect participants' account balances and the amounts reported.

2.    Participant Notes Receivable

      Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. The interest rate charged is generally equal to the prime interest rate plus 1%. Repayments are made through level monthly payroll deductions. The term of a loan cannot exceed 4 1/2 years for general purpose loans and 15 years for principal residence loans.

3.    Contributions

      During the second half of 2001, each participant could designate a basic contribution of up to the lesser of $10,500 or 20% of pre-tax earnings. During the first half of 2001 and all of 2000, each participant could designate a basic contribution of up to the lesser of $10,500 or 15% of pre-tax earnings. Amounts contributed are subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, pre-tax earnings are defined as regular pay including commissions and bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages during each pay period.

      During 2001 and 2000, participant contributions to the Plan could be invested in one of thirteen and twelve T. Rowe Price investment funds, respectively, or Pittston Common Stock.

      Participant contributions up to 5% of pre-tax earnings were matched by the Company at rates ranging from 50% to 100% in both 2001 and 2000. Company matching contributions are in the form of Pittston Common Stock. Participants who were employees of the following wholly owned subsidiaries of the Company were matched at the following rates in 2001 and 2000:


           Brink's, Incorporated                   100%
           Brink's Home Security                    75%
           BAX Global Inc.                          75%
           Air Transport International, LLC         50%
           Pittston Coal Company                    50%
           Pittston Minerals Ventures               50%

      Employees of Pittston Administrative Services and The Pittston Company were matched at a rate of 100% in 2001 and 2000. The Company may adjust the rate at which contributions are matched.

4.    Distributions

      Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from the Company stock funds which will be made in shares of the Company's stock unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. Additionally, if a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may (1) elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan for an unlimited period of time, or
      (2) make an irrevocable election to receive the payout in installments for a period of up to five years. Participants who retire on their normal retirement date may elect to defer distribution until the later of age 70 1/2 or their retirement date.

5.    Related Party Transactions

      Certain Plan investments are shares of mutual funds, common trusts, and investment contracts managed by T. Rowe Price Trust Company, the Trustee. Additionally, the Plan invests in shares of Pittston Common Stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant notes receivable.

      At December 31, 2001, the Plan held 2,873,529 shares of Pittston Common Stock valued at $63,504,981.

      At December 31, 2000, the Plan held 2,643,172 shares of Pittston Common Stock valued at $52,533,041.

6.    Federal Income Taxes

      The Plan obtained its latest determination letter on March 24, 1998, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and accordingly, the Plan is exempt from income tax under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed for its latest request for a determination letter on February 27, 2002, and the Plan has yet to receive the requested determination letter.

8.    Investments

      During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                                Years Ended December 31
                                                       2001        2000
      -----------------------------------------------------------------
                                                        (In thousands)
      Appreciation (depreciation) of investments
       at fair value as determined by quoted
       market prices:
        Pittston Common Stock                    $    6,207      (3,754)
        Mutual funds                                (11,162)    (17,035)
        Common trust funds                           (1,193)          -
      -----------------------------------------------------------------
                                                 $   (6,148)    (20,789)
      -----------------------------------------------------------------

      In 2001 and 2000, participants had the option to invest in a stability fund (the "fund") investing in money market funds, short-term investments and benefit-responsive investment contracts, including synthetic investment contracts, issued by banks, insurance companies and other high-quality issuers. The fund seeks to maintain a constant net asset value and, as a result, allows participants to withdraw all or a portion of their investment at contract value. The investment contracts held by the fund are nontransferable, but provide for these benefit-responsive withdrawals by Plan participants at the contract value. The fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. Generally, contract value approximates fair value. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The investments in the fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience or on another formula applicable under the contract. The average yield on investments held by the fund was approximately 6.2% and 6.6% at December 31, 2001 and 2000, respectively. Maturities of the investment contracts held by the fund ranged from 2002 to 2039 and from 2001 to 2030 at December 31, 2001 and 2000, respectively.

      Investments at fair value or contract value which represent 5% or more of the net assets available for benefits at December 31 are as follows:


                                                         December 31
                                                       2001        2000
      -----------------------------------------------------------------
                                                        (In thousands)
      Investment:
       Pittston Common Stock (a)                  $  63,505      52,533
       T. Rowe Price Stable Value Fund               54,726      51,367
       T. Rowe Price Equity Index 500 Fund (b)            -      22,505
       T. Rowe Price New America Growth Fund (b)          -      25,621
       T. Rowe Price Personal Strategy
         Balanced Fund                               18,939      18,742
       T. Rowe Price Equity Index Trust (c)          19,342           -
       T. Rowe Price Blue Chip Growth Fund (c)       20,469           -
       Notes receivable from participants            14,038      12,831
      -----------------------------------------------------------------

      (a) Includes nonparticipant-directed investments in 2001 and 2000 of $59,098 and $48,516, respectively.
      (b)   Closed in 2001.
      (c)   Added in 2001.


8.    Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                     December 31
                                                  2001        2000
      ------------------------------------------------------------
                                                   (In thousands)
      Net Assets:
       Pittston Common Stock                $   59,098      48,516
       Employer contributions receivable           793         560
       Accrued liabilities                        (272)          -
      ------------------------------------------------------------
                                            $   59,619      49,076
      ------------------------------------------------------------


                                            Year Ended December 31
                                                  2001        2000
      ------------------------------------------------------------
                                                  (In thousands)
      Changes in Net Assets:
       Contributions - Employer             $    9,732       8,993
       Dividends                                   254         229
       Net appreciation (depreciation)           5,761      (3,259)
       Distributions to participants
        or beneficiaries                        (4,577)     (3,742)
       Transfers to participant-directed
        investments                               (627)       (891)
      ------------------------------------------------------------
                                            $   10,543       1,330
      ------------------------------------------------------------

9.    Reconciliation to Form 5500

      The Form 5500 for the Plan includes a liability for benefits payable in the statements of net assets available for benefits as of December 31, 2001 and 2000. In addition, Form 5500 for the Plan reflects a reduction in net assets for deemed distributions of certain participant loans in the statements of net assets available for benefits as of December 31, 2001 and 2000, respectively. The accompanying financial statements do not include this reduction as the participants to which the deemed distributions relate continue to retain their net assets within the Plan. The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:


                                                     December 31
                                                  2001        2000
      ------------------------------------------------------------
                                                   (In thousands)
      Net assets available for benefits
       per the Form 5500                     $ 227,798     217,781
      Cumulative deemed distributions              137         133
      Benefits payable to participants at
       end of year                               4,334       2,831
      ------------------------------------------------------------
      Net assets available for benefits
       per the Statements of Net Assets
       Available for Benefits                $ 232,269     220,745
      ------------------------------------------------------------


                                             Years Ended December 31
                                                    2001        2000
      --------------------------------------------------------------
                                                    (In thousands)
      Distributions to participants per the
       Form 5500                               $  20,264      24,240
      Deemed distributions of participant loans       (4)        (58)
      Benefits payable to participants at
       beginning of year                           2,831       4,833
      Benefits payable to participants at
       end of year                                (4,334)     (2,831)
      --------------------------------------------------------------
      Distributions paid to participants per the
       Statements of Changes in Net Assets
       Available for Benefits                  $  18,757      26,184
      --------------------------------------------------------------

10.   Plan Amendments

      The Plan was amended and restated effective January 1, 2002. The Plan reflects certain new IRS rules including rules regarding minimum required distributions. In addition, vesting in the Company matching contributions will be based on years of service as follows:


           Less than 2 years        None
           2 but less than 3 years  20%
           3 but less than 4 years  50%
           4 but less than 5 years  75%
           5 or more                100%

      Participants should refer to the Plan document for a more complete description of the Plan's new provisions.


                                                                          Schedule 1
                           THE SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2001
                      (In thousands, except share amounts)
                                                                Cost (non-
Identity of Issue,      Description of Investment Including    participant
Borrower, Lessor or     Maturity Date, Rate of Interest,          directed   Current
Similar Party           Collateral, Par or Maturity Value             only     Value
------------------------------------------------------------------------------------
The Pittston Company*   2,674,137 shares nonparticipant directed
                         Pittston Common Stock; $1 par value      $ 57,625    59,098

The Pittston Company*   199,392 shares of participant directed
                         Pittston Common Stock; $1 par value                   4,407

T. Rowe Price*          54,726,136 shares in the Stable Value Fund            54,726

T. Rowe Price*          174,506 shares in the Spectrum Income Fund             1,850

T. Rowe Price*          300,009 shares in the Equity Income Fund               7,095

T. Rowe Price*          627,383 shares in the Equity Index Trust              19,342

T. Rowe Price*          344,828 shares in the International Stock Fund         3,790

T. Rowe Price*          203,102 shares in the Small Cap Value Fund             4,606

T. Rowe Price*          373,806 shares in the New Horizons Fund                8,461

T. Rowe Price*          185,380 shares in the Personal Strategy
                         Income Fund                                           2,375

T. Rowe Price*          1,255,061 shares in the Personal Strategy
                         Balanced Fund                                        18,939

T. Rowe Price*          306,461 shares in the Personal Strategy
                         Growth Fund                                           5,375

T. Rowe Price*          236,112 shares in the Science & Technology Fund        4,941

T. Rowe Price*          15,692 shares in the Mid-Cap Growth Fund                 618

T. Rowe Price*          706,545 shares in the Blue Chip Growth Fund           20,469

Notes receivable        Participant notes receivable at interest rates
from participants*      ranging from 6% to 11%, maturities not to
                        exceed 4 1/2 years for general purpose and
                        15 years for principal residence                      14,038
------------------------------------------------------------------------------------
                                                                          $  230,130
------------------------------------------------------------------------------------

The cost of participant-directed investments is not required.
*Indicates a party-in-interest investment.
See accompanying independent auditors' report.

                                                                      Schedule 2
                           THE SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
            Schedule H, Line 4j, Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001
           (In thousands, except number of purchase and sale amounts)

                                                                                                             Current value
                            Description of asset                                                     Cost    of asset on
                            (include interest rate and  Purchase  Selling  Lease   Expense incurred  of      Transaction   Net gain
Identity of party involved  maturity in case of a loan  Price     Price    Rental  with Transaction  Asset   Date          or (loss)
------------------------------------------------------------------------------------------------------------------------------------

The Pittston Company         Pittston Common Stock
                             28 purchases               10,132    N/A      N/A     N/A               10,132   10,132       N/A

The Pittston Company         Pittston Common Stock
                             212 sales                  N/A       5,441    N/A     N/A               5,524    5,441        (83)

------------------------------------------------------------------------------------------------------------------------------------

Transactions under an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account are not treated for purposes of line 4j as reportable transactions. Transactions listed srepresent a series of transactions in a security of the same issue in excess of 5% of the plan market value as of December 31, 2000.
See accompanying independent auditors' report.

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        The Savings-Investment Plan
                                          of The Pittston Company
                                             and Its Subsidiaries
                                     -------------------------------
                                              (Name of Plan)



                                             /s/ Frank T. Lennon
                                       -----------------------------
                                             (Frank T. Lennon
                                    Vice President-Human Resources and
                                  Administration of The Pittston Company)

Date: June 27, 2002

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


We consent to incorporation by reference in the registration statements (Nos. 333-02219, 333-78633 and 333-70766) on Form S-8 of The Pittston Company of our report dated June 21, 2002, relating to the statements of net assets available for benefits of The Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of The Savings-Investment Plan of The Pittston Company and its Subsidiaries.




/s/ KPMG LLP
------------
Richmond, Virginia

June 27, 2002



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